Exhibit 99.1

Press Release, 4 May 2016

Interxion Reports First Quarter 2016 Results

Recurring revenue grows 12% year over year

AMSTERDAM 4 May 2016 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 31 March 2016.

Financial Highlights

•	Revenue increased by 10% to €102.0 million (1Q 2015: €92.5 million).

•	Recurring Revenue increased by 12% to €97.2 million (1Q 2015: €87.1 million).

•	Adjusted EBITDA[1] increased by 13% to €45.9 million (1Q 2015: €40.6 million).

•	Adjusted EBITDA margin increased to 45.0% (1Q 2015: 43.9%).

•	Net profit increased to €10.2 million (1Q 2015: €4.4 million).

•	Adjusted net profit[1] increased by 13% to €10.0 million (1Q 2015: €8.9 million).

•	Earnings per diluted share were €0.14 (1Q 2015: €0.06).

•	Adjusted earnings per diluted share[1] were €0.14 (1Q 2015: €0.13).

•	Capital Expenditures, including intangible assets[2], were €50.0 million (1Q 2015: €67.6 million).

•	Subsequent to the quarter end, Interxion issued €150 million of 6.00% Senior Secured Notes due 2020 at 104.50%.

[1]	Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items and are not measures of financial performance under IFRS. Full definitions can be found in the “Use of non-IFRS information” section later in this press release. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in this press release.
[2]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 4 May 2016

Operating Highlights

•	Equipped Space increased by 400 square metres to 101,600 square metres.

•	Revenue Generating Space increased by 1,300 square metres to 80,400 square metres.

•	Utilisation Rate at the end of the quarter was 79%.

•	Interxion’s tenth data centre in Frankfurt (FRA10) opened in the first quarter, with 1,200 square metres becoming available. Interxion’s second data centre in Copenhagen (CPH2) opened subsequent to the end of the first quarter, with 500 square metres becoming available.

“Interxion again posted solid financial and operational results in the first quarter, demonstrating the value of our Communities of Interest strategy,” said David Ruberg, Interxion’s Chief Executive Officer. “The demand from magnetic cloud platform providers continues to grow as enterprise use of cloud begins to migrate from the experimentation phase to the initial production phase. These key platform providers continue to value the attractiveness of our campus communities and broad Western European footprint. Interxion is well positioned to capture future demand as enterprises seek the advantages of the hybrid multi-cloud solutions, either directly or through systems integrators.”

Quarterly Review

Revenue in the first quarter of 2016 was €102.0 million, a 10% increase over the first quarter of 2015 and a 1% increase over the fourth quarter of 2015. Recurring revenue was €97.2 million, a 12% increase over the first quarter of 2015 and a 2% increase over the fourth quarter of 2015. Recurring revenue in the quarter was 95% of total revenue.

Press Release, 4 May 2016

Cost of sales in the first quarter of 2016 was €39.1 million, an 8% increase over the first quarter of 2015 and a slight decrease over the fourth quarter of 2015.

Gross profit was €62.9 million in the first quarter of 2016, a 12% increase over the first quarter of 2015 and a 2% increase over the fourth quarter of 2015. Gross profit margin was 61.6% in the first quarter of 2016 compared to 60.8% in the first quarter of 2015 and 61.1% in the fourth quarter of 2015.

Sales and marketing costs in the first quarter of 2016 were €7.7 million, a 16% increase over the first quarter of 2015 and a 5% increase from the fourth quarter of 2015.

Other general and administrative costs were €9.2 million in the first quarter of 2016, a 4% increase over the first quarter of 2015 and a 1% increase from the fourth quarter of 2015. Other general and administrative costs exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and provision for onerous lease contracts.

Adjusted EBITDA for the first quarter of 2016 was €45.9 million, a 13% increase over the first quarter of 2015 and a 2% increase over the fourth quarter of 2015. Adjusted EBITDA margin was 45.0% in the first quarter of 2016 compared to 43.9% in the first quarter of 2015 and 44.6% in the fourth quarter of 2015.

Depreciation, amortisation, and impairments in the first quarter of 2016 was €21.5 million, an increase of 18% from the first quarter of 2015 and a 6% increase from the fourth quarter of 2015.

Operating profit in the first quarter of 2016 was €22.9 million, an increase of 70% from the first quarter of 2015, and a slight increase from the fourth quarter of 2015. Each of the first quarter 2015, fourth quarter 2015, and first quarter 2016, were impacted by M&A transaction related items. Excluding these items, operating profit was €23.1 million in the first quarter of 2016, an increase of 14% over the first quarter of 2015 and a 1% decrease over the fourth quarter of 2015.

Press Release, 4 May 2016

Net finance costs for the first quarter of 2016 were €8.0 million, a 21% increase over the first quarter of 2015, and a 2% decrease from the fourth quarter of 2015.

Income tax expense for the first quarter of 2016 was €4.7 million, a 94% increase over the first quarter of 2015, and an 83% increase from the fourth quarter of 2015.

Net profit was €10.2 million in the first quarter of 2016, a 131% increase over the first quarter of 2015, and a 16% decrease from the fourth quarter of 2015.

Adjusted net profit was €10.0 million in the first quarter of 2016, a 13% increase over the first quarter of 2015, and a 17% decrease from the fourth quarter of 2015.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €50.4 million in the first quarter of 2016, compared to €34.2 million in the first quarter of 2015, and €38.1 million in the fourth quarter of 2015.

Capital expenditures, including intangible assets, were €50.0 million in the first quarter of 2016 compared to €67.6 million in the first quarter of 2015 and €42.0 million in the fourth quarter of 2015.

Cash and cash equivalents were €44.6 million at 31 March 2016, compared to €58.6 million at year end 2015. Total borrowings, net of deferred revolving facility financing fees, were €554.9 million at 31 March 2016 compared to €555.1 million at year end 2015. As of 31 March 2016, the Company’s revolving credit facility was undrawn. On 11 April 2016, the Company issued €150 million of 6.00% Senior Secured Notes due 2020, raising net proceeds of approximately €155 million.

Equipped space at the end of the first quarter of 2016 was 101,600 square metres compared to 94,800 square metres at the end of the first quarter of 2015 and 101,200 square metres at the end of the fourth quarter of 2015. Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at the end of the first quarter of 2016, compared with 78% at the end of the first quarter of 2015 and 78% at the end of the fourth quarter of 2015.

Press Release, 4 May 2016

Business Outlook

Interxion today reaffirms guidance for its Revenue, Adjusted EBITDA and Capital expenditures (including intangibles) for full year 2016:

Revenue	€416 million – €431 million

Adjusted EBITDA	€185 million – €195 million

Capital expenditures (including intangibles)	€200 million – €220 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm BST, 2:30 pm CET) to discuss its First Quarter 2016 results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 17 May 2016. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 81735348.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not

Press Release, 4 May 2016

limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, movement in provision for onerous lease contracts and income from sub-leases of unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020. A reconciliation from Profit for the period attributable to shareholders (“Net profit”) to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our condensed consolidated interim financial statements.

Adjusted net profit is defined as Net profit excluding the impact of M&A transaction costs, adjustments for onerous lease contracts, interest capitalised, and the related corporate income tax effect with respect to the foregoing items.

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to Net profit as indicators

Press Release, 4 May 2016

of our operating performance or any other measure of performance implemented in accordance with IFRS. Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, M&A transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases of unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 42 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 4 May 2016

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENTS

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2016	2015
Revenue	102,000	92,482
Cost of sales	(39,119)	(36,282)

Gross Profit	62,881	56,200
Other income	98	63
Sales and marketing costs	(7,724)	(6,679)
General and administrative costs	(32,386)	(36,159)

Operating profit	22,869	13,425
Net Finance expense	(7,958)	(6,585)

Profit or loss before income taxes	14,911	6,840
Income tax expense	(4,692)	(2,415)

Net income	10,219	4,425

Basic earnings per share: (€)	0.15	0.06
Diluted earnings per share: (€)	0.14	0.06

Number of shares outstanding at the end of the period (shares in thousands)	70,158	69,559
Weighted average number of shares for Basic EPS (shares in thousands)	70,011	69,393
Weighted average number of shares for Diluted EPS (shares in thousands)	70,975	70,329

	As at
	Mar-31	Mar-31
Capacity metrics	2016	2015
Equipped space (in square meters)	101,600	94,800
Revenue generating space (in square meters)	80,400	74,000
Utilization Rate	79%	78%

Press Release, 4 May 2016

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2016	2015
Consolidated
Recurring revenue	97,211	87,051
Non-recurring revenue	4,789	5,431

Revenue	102,000	92,482

Adjusted EBITDA	45,920	40,605

Gross profit margin	61.6%	60.8%
Adjusted EBITDA margin	45.0%	43.9%
Total assets	1,253,886	1,188,761
Total liabilities	738,881	731,366
Capital expenditure, including intangible assets (a)	(50,002)	(67,570)

France, Germany, the Netherlands, and the UK
Recurring revenue	62,266	54,983
Non-recurring revenue	3,276	3,627

Revenue	65,542	58,610

Adjusted EBITDA	36,181	31,370

Gross profit margin	62.4%	62.0%
Adjusted EBITDA margin	55.2%	53.5%
Total assets	876,049	824,515
Total liabilities	187,441	181,390
Capital expenditure, including intangible assets (a)	(36,757)	(33,766)

Rest of Europe
Recurring revenue	34,945	32,068
Non-recurring revenue	1,513	1,804

Revenue	36,458	33,872

Adjusted EBITDA	21,515	18,978

Gross profit margin	66.9%	64.6%
Adjusted EBITDA margin	59.0%	56.0%
Total assets	317,481	312,666
Total liabilities	56,436	58,898
Capital expenditure, including intangible assets (a)	(10,282)	(33,125)

Corporate and other

Adjusted EBITDA	(11,776)	(9,743)

Total assets	60,356	51,580
Total liabilities	495,004	491,078
Capital expenditure, including intangible assets (a)	(2,963)	(679)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets,as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 4 May 2016

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2016	2015
Reconciliation to Adjusted EBITDA
Consolidated
Net profit	10,219	4,425
Income tax expense	4,692	2,415

Profit before taxation	14,911	6,840
Net finance expense	7,958	6,585

Operating profit	22,869	13,425
Depreciation, amortisation and impairments	21,478	18,215

EBITDA	44,347	31,640
Share-based payments	1,442	2,241
Increase/(decrease) in provision for onerous lease contracts	—	(100)
M&A transaction costs (b)	229	6,887
Income from sub-leases on unused data centre sites	(98)	(63)

Adjusted EBITDA	45,920	40,605

France, Germany, the Netherlands, and the UK
Operating profit	21,682	19,483
Depreciation, amortisation and impairments	14,292	11,717

EBITDA	35,974	31,200
Share-based payments	305	333
Increase/(decrease) in provision for onerous lease contracts	—	(100)
Income from sub-leases on unused data centre sites	(98)	(63)

Adjusted EBITDA	36,181	31,370

Rest of Europe
Operating profit	15,267	13,347
Depreciation, amortisation and impairments	6,144	5,435

EBITDA	21,411	18,782
Share-based payments	104	196

Adjusted EBITDA	21,515	18,978

Corporate and Other
Operating profit/(loss)	(14,080)	(19,405)
Depreciation, amortisation and impairments	1,042	1,063

EBITDA	(13,038)	(18,342)
Share-based payments	1,033	1,712
M&A transaction costs (a)	229	6,887

Adjusted EBITDA	(11,776)	(9,743)

(a)	M&A transaction costs are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. In the quarter ended 31 March 2015, M&A transaction costs included €6.9 million related to the abandoned merger with TelecityGroup. In the quarter ended 31 March 2016, M&A transaction costs included €0.2 million related to other activity including the evaluation of potential asset acquisitions.

Press Release, 4 May 2016

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2016	2015
Non-current assets
Property, plant and equipment	1,020,125	999,072
Intangible assets	24,600	23,194
Deferred tax assets	21,705	23,024
Financial assets	924	—
Other non-current assets	7,501	6,686

	1,074,855	1,051,976
Current assets
Trade receivables and other current assets	134,419	141,534
Cash and cash equivalents	44,612	58,554

	179,031	200,088

Total assets	1,253,886	1,252,064

Shareholders’ equity
Share capital	7,017	6,992
Share premium	510,598	507,296
Foreign currency translation reserve	14,972	20,865
Hedging reserve, net of tax	(278)	(213)
Accumulated deficit	(17,304)	(27,523)

	515,005	507,417
Non-current liabilities
Trade payables and other liabilities	12,387	12,049
Deferred tax liabilities	9,251	9,951
Borrowings	550,614	550,812

	572,252	572,813
Current liabilities
Trade payables and other liabilities	156,301	162,629
Income tax liabilities	4,730	2,738
Provision for onerous lease contracts	647	1,517
Borrowings	4,951	4,951

	166,629	171,835

Total liabilities	738,881	744,647

Total liabilities and shareholders’ equity	1,253,886	1,252,064

Press Release, 4 May 2016

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2016	2015
Borrowings net of cash and cash equivalents
Cash and cash equivalents (a)	44,612	58,554

6.00% Senior Secured Notes due 2020 (b)	475,470	475,503
Mortgages	43,800	44,073
Financial leases	34,690	34,582
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	555,565	555,763

Revolving Facility deferred financing costs (c)	(639)	(710)

Total borrowings	554,926	555,053

Borrowings net of cash and cash equivalents	510,314	496,499

(a)	Cash and cash equivalents include €4.1 million as of 31 March 2016 and €4.9 million as of 31 December 2015, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(b)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(c)	Deferred financing costs of €0.6 million as of 31 March 2016 were incurred in connection with the €100 million revolving facility.

Press Release, 4 May 2016

INTERXION HOLDING NV

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2016	2015
Net profit	10,219	4,425
Depreciation, amortisation and impairments	21,478	18,215
Provision for onerous lease contracts	(880)	(925)
Share-based paymens	1,401	2,241
Net finance expense	7,958	6,585
Income tax expense	4,692	2,415

	44,868	32,956
Movements in trade receivables and other current assets	5,041	(1,631)
Movements in trade payables and other liabilities	506	2,874

Cash generated from operations	50,415	34,199
Interest and fees paid (a)	(14,362)	(13,574)
Interest received	7	49
Income tax paid	(1,054)	(2,320)

Net cash flows from / (used in) operating activities	35,006	18,354
Cash flows from investing activities
Purchase of property, plant and equipment	(47,446)	(65,318)
Purchase of intangible assets	(2,556)	(2,252)

Net cash flows from / (used in) investing activities	(50,002)	(67,570)
Cash flows from financing activities
Proceeds from exercised options	1,926	2,178
Repayment of mortgages	(320)	(320)

Net cash flows from / (used in) financing activities	1,606	1,858
Effect of exchange rate changes on cash	(552)	1,417

Net increase / (decrease) in cash and cash equivalents	(13,942)	(45,941)
Cash and cash equivalents, beginning of period	58,554	99,923

Cash and cash equivalents, end of period	44,612	53,982

(a)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 4 May 2016

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET PROFIT RECONCILIATION

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2016	2015
	(€ in ’000 - except per share data)
Net profit - as reported	10,219	4,425
Add back
+ M&A transaction costs	229	6,887

	229	6,887
Reverse
- Increase / (decrease) in provision for onerous lease contracts	—	(100)
- Interest capitalised	(465)	(923)

	(465)	(1,023)
Tax effect of above add backs & reversals	59	(1,400)

Adjusted net profit	10,042	8,889

Reported basic EPS: (€)	0.15	0.06
Reported diluted EPS: (€)	0.14	0.06
Adjusted basic EPS: (€)	0.14	0.13
Adjusted diluted EPS: (€)	0.14	0.13

Press Release, 4 May 2016

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 4 May 2016

with Target Open Dates after 1 January 2016

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS 8: Phases 1 - 2 New Build	50	2,600	4Q 2016
Copenhagen	CPH2: Phase 1 New Build	4	500	2Q 2016 (c)
Dublin	DUB3: Phases 1 - 2 New Build	28	1,200	4Q 2016
Dusseldorf	DUS 2: Phase 1 - 2 New Build	16	1,200	4Q 2015 - 2Q 2016 (d)
Frankfurt	FRA 10: Phases 1 - 4 New Build	92	4,800	1Q 2016 - 4Q 2016 (e)
Marseille	MRS 1: Phase 2 (continued)	10	800	3Q 2016
Paris	PAR7: Phase 2	14	1,100	2Q 2017
Vienna	VIE 2: New Build	65	4,200	4Q 2014 - 3Q 2017 (f)
Total		€279	16,400

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (500 square metres) became operational in 2Q 2016.
(d)	Phase 1 (600 square metres) became operational in 4Q 2015. Phase 2 (600 square metres) is scheduled to become operational in 2Q 2016.
(e)	Phase 1 (1,200 square metres) became operational in 1Q 2016; phases 2, 3 & 4 (1,200 square metres each) are scheduled to become operational in 2Q 2016, 4Q 2016, and 4Q 2016 respectively.
(f)	In 4Q 2014, 1,300 square metres became operational; in 1Q 2015, 600 square metres became operational; in 2Q 2015, 600 square metres became operational. In 4Q 2015, 300 square metres became operational. In 4Q 2016, 300 sqm is scheduled to become operational; another 1,100 square metres is scheduled to become operational between 2Q 2017 and 3Q 2017.